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Consent of Independent Registered Public Accounting Firm

Glowpoint, Inc.
Denver, Colorado
We hereby consent to the inclusion in the Form 8-K of our reissued report dated June 30, 2019 and December 17, 2019 as to the first paragraph of Note 8, relating to the consolidated financial statements of Oblong Industries, Inc. and Subsidiaries (collectively, "Oblong" or the "Company"), which comprise the consolidated balance sheet as of December 31, 2018 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.
/s/ BDO USA, LLP
Los Angeles, California
December 17, 2019